Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($in millions)

	Fiscal Year Ended
	Jan. 31, 2015	Feb. 1, 2014	Feb. 2, 2013	Jan. 28, 2012	Jan. 29, 2011
NET EARNINGS
Net income	$520	$429	$397	$278	$169
Income tax expense	289	234	210	157	88
Interest expense, excluding capitalized interest	11	11	11	13	14
Portion of rents deemed representative of the interest factor (1/3)	249	236	222	218	213
	$1,069	$910	$840	$666	$484
FIXED CHARGES
Gross interest expense	$11	$11	$11	$13	$14
Portion of rents deemed representative of the interest factor (1/3)	249	236	222	218	213
	$260	$247	$233	$231	$227
RATIO OF EARNINGS TO FIXED CHARGES	4.1	3.7	3.6	2.9	2.1